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                             September 15, 2020

       David Soares
       Chief Financial Officer
       Kirkland Lake Gold Ltd.
       200 Bay Street, Suite 3120
       Toronto, Ontario M5J2J1
       Canada

                                                        Re: Kirkland Lake Gold
Ltd.
                                                            Form 40-F for the
Fiscal Year Ended December 31, 2019
                                                            Filed March 31,
2020
                                                            File No. 001-38179

       Dear Mr. Soares:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 40-F for the Fiscal Year Ended December 31, 2019 Filed March 31,
2020

       Exhibit 99.1 Annual Information Form
       Material Properties
       The Macassa Mine, page 63

   1. We note your disclosure of the results of an economic analysis that appears to include resource ounces based
upon mineral resource conversion factors for measured and
                                                        indicated resources and
inferred resources. Please tell us the level of study contemplated considering the
inclusion of measured, indicated, and inferred resources.
   2. As your economic study includes inferred resources, please tell us if cautionary language is required
accompanying the results of the study under National Instrument 43-101.
 David Soares
Kirkland Lake Gold Ltd.
September 15, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650 if
you have questions regarding comments.



FirstName LastNameDavid Soares                            Sincerely,
Comapany NameKirkland Lake Gold Ltd.
                                                          Division of
Corporation Finance
September 15, 2020 Page 2                                 Office of Energy &
Transportation
FirstName LastName